SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12 (g) of the Securities Exchange Act of 1934 or Suspension of Duty to file Reports Under
Section 13 and 15 (d) of the Securities Exchange Act of 1934.

                 Commission File Numbers 33-50458 and 33-75398

                               FARM FRESH, INC.
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             (Exact name of registrant as specified in its charter)

          7530 Tidewater Drive, P.O. Box 1289, Norfolk, Virginia 23501
                                 (757) 480-6700
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         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         12.25% Senior Notes due 2000;
               7.5% Convertible Subordinated Debentures due 2010
         --------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
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         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15 (d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

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        Rule 12g-4 (a) (1) (i)   /  /   Rule 12h-3 (b) (1) (ii) /  /
        Rule 12g-4 (a) (1) (ii)  /  /
        Rule 12g-4 (a) (2) (i)   /  /   Rule 12h-3 (b) (2) (i)  /  /
        Rule 12g-4 (a) (2) (ii)  /  /   Rule 12h-3 (b) (2) (ii) /  /
        Rule 12h-3 (b) (1) (i)   /X /   Rule 15d-6              /  /

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        Approximate number of holders of record as of the Certification or notice date:

             12.25% Senior Notes due 2000:  53  holders of record;
                    7.5% Convertible Subordinated Debentures
                        due 2010: 40 holders of record.
             ------------------------------------------------------

        Pursuant to the requirements of the Securities Exchange Act of 1934 Farm Fresh, Inc. has caused this certification/notice to be signed on its behalf of the undersigned duly authorized person.

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


DATE:   March 31, 1998                      BY:  /s/ RICHARD D. COLEMAN
        --------------                              -----------------------
                                                    Richard D. Coleman
                                                    Executive Vice President,
                                                    Chief Financial Officer

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        Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.